Exhibit 4.1

ASSUMPTION AGREEMENT

This ASSUMPTION AGREEMENT (the “Assumption Agreement”), dated as of July 22, 2004, is made by and between Southwest Casino Corporation, a Nevada corporation (f/k/a Lone Moose Adventures, Inc., “Parent”) and Southwest Casino and Hotel Corp., a Minnesota corporation and a wholly-owned subsidiary of  Parent (“Southwest”).

R E C I T A L S

WHEREAS, Southwest and Parent are parties to that certain Agreement and Plan of Reorganization, dated July 14, 2004 (the “Merger Agreement”), by and among Southwest, Parent, Lone Moose Acquisition Corporation (“Acquisition Co.”), and the other individuals named as parties thereto, pursuant to which Acquisition Co. merged with and into Southwest and Southwest survived and became a wholly-owned subsidiary of Parent (the “Reverse Merger Transaction”); and

WHEREAS, in connection with Southwest’s sale and issuance of its 8% Convertible Demand Notes, Southwest entered into that certain Registration Rights Agreement dated as of June 29, 2004 (the “Registration Rights Agreement”), with the investors listed as parties thereto; and

WHEREAS, Section 11.10 of the Registration Rights Agreement required Southwest to enter an agreement with Parent, pursuant to which Parent would expressly assume, and be substituted for Southwest with respect to, all of Southwest’s rights, duties, obligations and liabilities under Registration Rights Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Southwest and Parent, intending to be legally bound, hereby agree as follows.

1.             Assignment.  Southwest hereby assigns to Parent all of its rights, duties, obligations and liabilities under the Registration Rights Agreement, a copy of which is attached hereto and incorporated herein by reference as Exhibit A.

2.             Assumption.  Parent hereby agrees to (a) succeed and be substituted for Southwest under the terms of the Registration Rights Agreement; (b) assume from Southwest all of Southwest’s rights, duties, and obligations under, and perform and discharge the same in accordance with the terms of, the Registration Rights Agreement.

3.             Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of Parent and Southwest hereto and their respective successors and assigns.

4.             Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota without giving effect to any principles of conflict of laws.

5.             Counter Parts.  This Assumption Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of Southwest and Parent has executed this Assumption Agreement, through a duly authorized officer, as of the date and year first set forth above.

SOUTHWEST CASINO CORPORATION,
a Nevada corporation

By:	/s/
Name:
Title:

SOUTHWEST CASINO AND HOTEL CORP.,
a Minnesota corporation

By:	/s/
Name:
Title:

2